

10010502

Original

Received SEC

JAN 4 - 2010

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

THIRD AMENDED FORM 1-A

RECEIVED

JAN X 4 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: October 23, 2009

Date Filed: ________________________

File No: 24-10256

SENIOR CARE COMMUNITIES TRUST, INC.
(exact name of issuer as specified in it's charter)

MARYLAND
(state or other jurisdiction of incorporation or organization)

79860 Tangelo, La Quinta, California 92253
(760) 771-0036
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

Ronald S. Tucker, 79860 Tangelo, La Quinta, California 92253
(760) 771-0036
(Name, Address, including zip code and telephone number, including are code)
(of agent for service)

6798 **27-0492099**
(Primary Standard industrial Classification Code Number, IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer, General Counsel

Business	Residential
79860 Tangelo	1623 Tradewinds Lane
La Quinta, CA 92253	Newport Beach, CA 92660

Dennis Kaliher, Director, Vice President

Business	Residential
8000 Centre Point Drive, Suite 345	3802 Frodo Cove
Austin, Texas 78754	Austin, Texas 78739

Leticia I. Tucker, Director, Secretary

Business	Residential
79860 Tangelo	1623 Tradewinds Lane
La Quinta, CA 92253	Newport Beach, CA 92660

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation., a Colorado corporation (OTC) "EPOR" a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPIC Corporation, a Colorado corporation

(f) The promoters of the issuer are:

EPIC Corporation, a Colorado Corporation
Ronald S and Leticia I Tucker
R Tucker & Associates, Inc., a Colorado Corporation

(g) Affiliates of the Issuer.

EPIC Corporation, a Colorado corporation
Ronald S and Leticia I Tucker
R Tucker & Associates, Inc., a Colorado Corporation

(h) Counsel to the Issuer with respect to the proposed offering:

Ronald S. Tucker
1623 Tradewinds Lane
Newport Beach, California 92660

(i) There is no underwriter with respect to the proposed offering.

(j) There are no underwriters directors.

(k) The are no underwriter's officers.

(l) There are no underwriter's general partners

(m) There is no counsel to the underwriter:

ITEM 2. Application of Rule 262

(a) There are no disqualifications pursuant to Rule 262

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. Jurisdiction in Which Securities Are to be Offered.

The Offering will be made initially in Colorado by our officers and directors.

ITEM 5. Unregistered Securities Issued and Sold Within One Year

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: Senior Care Communities Trust, Inc., a Maryland corporation.

(2) **Title and Amount of Securities Issued:**

500,000 shares of Common Stock were issued to EPIC Corporation, a Colorado corporation, in exchange for the payment of $10,000 in cash, $.01 per share, on July 6, 2009. The price of the shares was arbitrarily determined by our directors. EPIC Corporation is the parent company of the company.

(3) **Aggregate offering price and basis of Computation:**

500,000 shares of common stock were issued to EPIC Corporation, for cash in the total amount of $10,000 or $0.01 per share. The price of the shares was determined arbitrarily and by negotiation.

(4) **The names and identities of the persons to whom the securities were issued are:**

(a) EPIC Corporation, a Colorado corporation, was issued 500,000 shares of Common Stock.

(b) Sales of unregistered securities.

There have been no sales of unregistered securities.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

The Common Stock was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144.

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. Marketing Arrangements

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statements.

None

ITEM 9. Use of a Solicitation of Interest Document

None

SENIOR CARE COMMUNITIES TRUST, INC

CROSS REFERENCE SHEET

Item in Form 1-A		**Location in Prospectus**
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Summary; Dilution	Summary; Risk Factors; and Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds to Issuer	Use of Proceeds to Issuer
6.	Description of Business	Description of Business
7.	Description of Property	Description of Property
8.	Directors, Executive Officers and Significant Employees	Directors, Executive Officers and Significant Employees
9.	Remuneration of Directors and Officers	Remuneration of Directors and Officers
10.	Security Ownership of Certain Beneficial Owners and Beneficial Ownership	Security Ownership of Certain Beneficial Owners and Beneficial Ownership
11.	Interest of Management and Others in Certain Transactions	Interest of Management and Others in Certain Transactions
12.	Securities Being Offerred	Securities Being Offerred and Description of Capital Stock
Item in Form S-11		
12.	Policy With Respect to Certain Activities	Policy With Respect to Certain Activities
13.	Investment Policies of Issuer	Investment Policies of Issuer
16.	Tax Treatment of Issuer and its Security Holders	Tax Treatment of Issuer and its Security Holders
24.	Selection, Management and Custody of Issuer's Investments	Selection, Management and Custody of Investor's Investments

PART II

Preliminary Offering Circular dated ____________, 2009

SENIOR CARE COMMUNITIES TRUST, INC.

$ 250,000

10,000 INVESTMENT UNITS
100 Units Minimum Purchase

Senior Care Communities Trust, Inc., a Maryland corporation (the "Company"), is a development stage company whose purpose is (1) to acquire interests (tenant in common, joint tenant, member in limited liability company, or fee simple owner) in real property used for skilled nursing, assisted living, independent living, and adult daycare facilities, and (2) to make or participate with banks and/or other institutional lenders in making secured long term loans to owners and/or operators of the described facilities. Its temporary principal address is 79860 Tangelo, La Quinta, California, 92253, phone number (760) 771-0036.

Our officers and directors are offering 10,000 Investment Units at $25 per Unit (minimum purchase of 100 Units). Each Unit consists of 100 shares of the Common Stock, 100 Class A Warrants, 100 Class B Warrants, and 200 Class C Warrants. Each warrant of each class of warrants is to purchase 1 share. The exercise price for the Class A through C Warrants, are $0.900, $1.10, and $1.20 per share, respectively; and they expire 60 months after the effective date of this offering. The Units are offered for cash and/or non-cash consideration, including but not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., real property, real estate assets, interests in real estate, etc. The officers, directors and affiliates of the Company may purchase all or part of the Units. No minimum amount of Units is required to be sold, and the offering will end on or before March 31, 2010.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units/ Shares	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit[4]	1	$25	$2.50	$22.50
Maximum	10,000	$250,000	$25,000	$225,000

1 The units are offered to the public for cash and/or non-cash consideration, which includes but is not limited to cancellation of indebtedness and/or other assets of ascertainable value, e.g., real property, real estate assets, interests in real estate, etc. The aggregate offering price of non-cash consideration will be established by *bona* fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard and they must be reasonable at the time made. The securities may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration. A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

4 The offering of common stock underlying the warrants is a continuous offering during which the issuer is required to keep the offering statement and circular current, including updated financial statements.

Prospective investors should carefully consider that:

Prior to this offering, no public market has been established for the Company's shares. There can be no assurance that an established and liquid market for the shares will develop or that quotations will be available from any public market, and it is unknown if any will exist in the near future.

THIS OFFERING INVOLVES CERTAIN RISK FACTORS, PROSPECTIVE INVESTORS SHOULD NOTE AMONG OTHER RISKS: (1) The Company is newly organized and has not yet acquired any property. (See"Risk Factors.") (2) The development of property subjects the Company to risks beyond its control. (See"Risk Factors.") (3) The Company may not qualify as a real estate investment trust. (See "Tax Treatment of Issuer.") (4) There is no public market for the Company's shares. (See "Securities Being Offerred.") (5) The Company is subject to competition. (See"Risk Factors.") (6) There are certain risks with real estate ownership. (See "Risk Factors.") (7) Energy shortages and energy allocations may have a negative effect on real estate prices. (See "Risk Factors.") (8) Real estate is subject to uninsured losses. (See "Risk Factors.") (9) The Company has use of Limited Proceeds. (See "Risk Factors.") (10) the Company has limited ability to diversify. (See "Risk Factors.") (11) The directors and officers will be subject to conflicts of interest. (See "Risk Factors.") (12) Lack of independent investment decisions. (See "Description of Business.") (13) The offering price is arbitrarily fixed. (See "Risk Factors.") (14) There is no assurance cash will be available for dividends. (See "Risk Factors.") (15) The Company does not have the benefit of due diligence in a self underwriting. (See "Risk Factors.")

The Company will provide, without charge, to any person upon his written request, a copy of any document which is referred to herein and not included as an exhibit to this Offering Circular, if such written request is made to the Company at 79860 Tangelo, La Quinta, California 92253, telephone (760) 771-0036.

Suitability Standards. We are not requiring any Suitability Standards of the purchasers of the Investment Units.

Compensation and Fees to Affiliates. The company has not entered into any compensation agreement with any persons or affiliates relating to the offering or operation of the Company, except as follows: Ronald S Tucker legal fees in connection with the offering in the amount up to $35,000, and R Tucker & Associates, Inc., costs of the offering up to $15,000. Outside of these amounts the Company has not entered in to any compensation agreement for the services of Ronald S. Tucker or R Tucker & Associates, Inc. for the operation of the Company. (See "Remuneration of Directors and Officers")

Material Provision of Articles – Restrictions on Ownership and Transferring of Shares.
Section 6 of the Company's Articles of Incorporation provides that no person shall beneficially own or transfer shares that would result in the Company to fail to qualify as a REIT.

Prior Performance. None of the officers and directors have any experience in the purchase or operation of skilled nursing or assisted living facilities. (See "Risk Factors").

Conflicts of Interests. The officers and directors are also officers and directors of other corporations, including the parent corporation. None of the officers or directors has sold or bought real property from the entities in which they are officers and directors. As officers and directors of other entities, they have authority to invest the entities funds. The officers and directors do not and will not own any properties adjacent to any properties to be purchased by the Company. The officers and directors have no affiliates actings as underwriters, real estate brokers, or managers for the Company or acting as such for the other entities; nor acting as finance broker, insurance agent or broker; nor acting a an underwriter of the offering. There is no compensation plan for the officers and directors that creates a conflict between the officers, directors and shareholders.

(The rest of this page is purposely left blank)

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Offering Circular.

Company

We are a development stage company whose purpose is to (1) acquire interests (tenant in common, joint tenant, member in limited liability company, or fee simple owner ("Equity Interests")) in real property, real estate assets, and interests in real estate, as defined under Section 856 (c)(5)(B)[1] and 856(c)(5)(C)[2], used for skilled nursing, assisted living, independent living, and adult daycare facilities ("Healthcare Facilities"), as defined in Section 856(e)(6)(D)(ii)[3]; (2) make or participate with banks and/or other institutional lenders in making secured long term loans to owners and/or operators of Healthcare Facilities ("Loans"); and (3) at a future date elect to become a real estate investment trust. We will be seeking Equity Interests and making Loans in Healthcare Facilities in Florida and California.

Report To Investors

The Company will furnish annual reports to its shareholders which include audited or un-audited financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Offering Terms

This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. All or part of the Units may be sold to officers, directors and/or affiliates of the company.

Time Period

The Units are being offered until sold or March 31, 2010, the first to occur.

Price

Twenty-five dollars ($25.00) per unit, a minimum number of 100 Units offered, for a total of 10,000 Units aggregating $250,000, payable in cash or non-cash consideration. There is no minimum amount of Units required to be sold.

Non-cash Consideration

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes but is not limited to the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. The board of directors, besides cancellation of indebtedness, will consider and evaluate Equity Interests in Healthcare Facilities. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.

Units

Each Unit consists of 100 shares of Common Stock together with 100 Class A Warrants, 1000 Class B Warrants, and 200 Class C Warrants. The exercise price for the Warrants is $0.90, $1.10, and $2.00, respectively (cash or non-cash

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[1] §856(c)(5)(B) The term "real estate assets" means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other real estate investment trusts which meet the requirements of this part. Such . . .

[2] §856(c)(5)(C) The term "interest in real property" includes fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil, or gas royalty interests.

[3] §856(e)(6)(D)(ii) The term "health care facility" means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients.

consideration), unless reduced by the Company. The expiration dates are 60 months from the effective date of this offering (the "Expiration Dates"), unless an Expiration Dates is extended by the Board of Directors. See "OFFERING AND DISTRIBUTION"

Common Stock – Before Offering

500,000 shares.

Common Stock – After Offering

1,500,000 shares, excluding warrants.

Estimated Value of Offering

$250,000 upon the sale of 100% of the Units (before the exercise of the Class A through Class C Warrants. With the exercise of the Class A through C warrants the aggregate value offering will be $4,650,000.

Use of Proceeds

Extinguish indebtedness incurred, including but not limited to the registration and distribution expenses estimated at $50,000, $75,000 for working capital to pay operational expenses, $125,000 to acquire Equity Interests and/or make Loans. SEE "USE OF PROCEEDS"

Dividends

We are not currently paying cash or stock dividends.

Risk Factors

Our securities involve a high degree of risk, and substantial and immediate dilution. See "RISKS FACTORS"

Stock Pricing

The offering price of the Units has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated) of the Company.

Market for Common Stock

There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.

Certain Relationships

Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers and directors of the Company are also officers, directors, and majority shareholders of R Tucker & Associates, Inc., a major shareholder of Epic Corporation, the parent of the Company.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

No Operating History

Our business has no operating history. We will be dependent upon the experience and expertise of its directors, officers and advisors to administer its day-to-day operations. We believe that its Board of Directors and advisors possess the expertise necessary to engage in its business segment. See MANAGEMENT AND MANAGEMENT OF PROPERTIES.

Capital Requirement

In order to develop a viable real estate investment trust, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital. If sufficient capital is not raised, we will use what ever capital it has to administer the company and seek to acquire Equity Interests on a non-cash basis. There is no assurance the Company will have sufficient capital to support Equity Interests in Healthcare Facilities acquired on a non-cash basis.

Purchase Unspecified Properties

We do not own any Equity Interests in existing Healthcare Facilities. To the extent that unspecified Equity Interests are acquired by the Company, purchasers of Shares will have no specific information with respect to, and might not be able to make their own determination of the value of such interests or the likelihood of successful development and operation of such Healthcare Facilities. Because Equity Interests are unspecified, there might be a substantial period of time before Equity Interests can be acquired. Equity Interests purchased in the future will be subject to certain risks which include but are not limited to uncertainty of cash flow to meet fixed and maturing obligations, adverse local market conditions, risks of "leveraging," and uninsured losses. This Offering Circular will be appropriately supplemented if the Board believes that there is a reasonable probability that an Equity Interest will be acquired by the Company, before the offering is closed or terminates, which ever is first to occur.

Development of Property.

If we acquire property for the development of income producing Healthcare Facilities, factors beyond the control of the Company might result in unanticipated delays in, increases in the cost of, or restrictions on the development and construction of the facilities. These factors could include, among others, strikes, adverse weather or geologic conditions, material shortages, increases in the cost of labor and materials, and failure of or delays in efforts to obtain needed governmental approvals. The foregoing risks would be accentuated if the Company were to be developing more than one project at a time. Most of these risks might also affect the completion of partially constructed projects. "Objectives and Criteria")

Real Estate Investment Trust.

We intend, at a future date, at least two years or more from now, to make an election under Section 856 of the Internal Revenue Code to be a "Real Estate Investment Trust" (a "REIT"), but there is no assurance that we will ever be able to meet the requirements to become a RIET. Until we do qualify we will be a real estate company engaged in the business of acquiring Equity Interests and making Loans to Healthcare Facilities.

Conflicts of Interest

We are, at this time, subject to possible conflicts of interest arising from the business interests of certain members of the board which are similar in nature to the interests of the Company, and with their relationship with organizations which may be affiliates.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

Lack of Public Market

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, Class A, B or C Warrants of the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock issued to and owned by officers, directors and affiliates are and will be restricted. State law may also restrict transferability.

Competition

We will compete with other larger companies with greater financial resources than the Company, some of whom may have more experience than the Company's board of directors.

Risks of Real Property Ownership

We will enjoy the prospect of gain generally associated with ownership of real estate, but we will be subject to risks which are also associated with the ownership of real estate, including, but not limited to, lack of demand for similar or competing properties in an area, changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive, and changes in tax, real estate, and zoning laws. Periods of high interest rates and tight money supply may make the sale of properties more difficult.

Energy Shortages and Allocations

We may purchase properties that may be affected by shortages and increased costs of energy. Transportation difficulties may affect the accessibility and desirability of the properties , together with increasing costs and possibility of unavailability of fuel for heating and other purposes may adversely affect our revenues and expenses.

Uninsured Losses

We intend to carry comprehensive insurance on our properties, including fire, liability and extended coverage, there are risks which are uninsurable or not insurable on terms which we believe to be economical. Such risks include, but are not necessarily limited to, earthquakes, floods and wars.

Limited Proceeds

We will receive a limited funds from the offering, and will need extensive additional financing. Leverage involves risks which include, but are not limited to, the risk that (i) the property may not produce income sufficient to service the debt, and (ii) there is no assurance that funds could be borrowed on favorable terms. Our ability to pay mortgage payments, real estate taxes and maintenance costs will depend on rental income earned from the properties, which income is dependent upon the operating revenues from operating healthcare companies leasing the properties and other factors largely beyond our control.

Lack of Diversification

To the extent possible, we intend to protect our capital through diversification by type, size and geographical location of the Healthcare Facilities. There is no assurance that the Company will ever raise sufficient capital to diversify sufficiently or even if the amount of capital is sufficient, that we will be able to diversify effectively.

Lack of health care facilities and Capital

We do not have and may not have the capital to or otherwise be able to acquire any Equity Interest or make Loans to Healthcare Facilities.

Arbitrary Determination of Offering Price

The offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, the prospects of the industry in which the Company is engaged, and revenues and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Shares to be Issued".

Dilution

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the offering price per share. See "DILUTION".

Lack of Cash Dividends

We have not paid any dividends on its Common Stock since our inception; however, the Board in the exercise of their discretion may declare dividends to the extent they deem appropriate taking into account the financial commitments and requirements of the Company. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends. See "DIVIDEND POLICY".

Control by existing stockholders

Our parent company, Epic Corporation, will own a large number of our outstanding shares of Common Stock after this Offering. Accordingly, EPIC may be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP".

Need for Additional Financing

The proceeds of this offering are sufficient to satisfy our capital requirements for the next 12 months, but, there can be no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources before such time. Thereafter, we expect that it will require additional capital, which we believe will be raised from the exercise of the Class A, B and C Warrants. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of additional equity, the issuance of such securities could result in diluting our shareholders. Moreover, our cash requirements may vary materially from those planned because of factors affecting our business and market conditions for trading in equity securities. Insufficient capital may cause us to delay or scale back our acquisition program and may have other material and adverse effects on our business, financial condition and operating results. See "USE OF PROCEEDS" and "BUSINESS".

No Escrow for Funds

There will be no escrow of subscription funds received from the offering. The offering will close March 31, 2010, but may be closed earlier than that date, in the exercise of our discretion.

Direct Participation Offering

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". We will not have the benefit of a due diligence examination by an independent underwriter to determine whether the disclosures made in this offering circular are complete and accurate, and that because of the relative inexperience of those participating in the selling effort, we may have difficulty selling the securities. Furthermore, we have reserved the right to close the offering prior to the sale of the 10,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. See "USE OF PROCEEDS".

Lack of Revenues

We have had no revenues and there is no assurance that we will be able to earn revenues or sufficient revenues to sustain the Company's operations in the future.

Non Cash Consideration

We intend to sell Units of this offering for non-cash consideration, and there is no assurance that we will sell sufficient Units for cash to provided sufficient funds to enable us to adequately organize our business.

Possible Effect of "Penny Stock" Rules on Liquidity

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the

Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

Directors Able to Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company.

Change in Market Conditions, Securities Regulation, Government Licensing Requirements

The stock market conditions may change and the Securities Exchange Commission and the Federal and State Regulators may change the regulations in a manner that prohibits the growth of the Company.

USE OF PROCEEDS TO ISSUER

As of September 30, 2009, we had 500,000 shares of its Common stock issued and outstanding. Based on a public offering price of $25.00 per Unit for the 10,000 Units, we will receive $250,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold for cash:

	Assuming			
	Sales of 5,000 Units		Sales of 10,000 Units	
Total Proceeds	$125,000	100%	$250,000	100%
Less: Offering expenses (estimated)	10,000	8%	10,000	4%
Legal and Accounting (estimated)	39,000	31%	39,000	16%
Copying and advertising (estimated)	1,000	.8%	1,000	.4%
Total Expenses	50,000	40%	50,000	20%
Use of net proceeds				
Working Capital	75,000	60%	75,000	30%
Acquisition of Equity Interests and Loans			125,000	50%
Total	$125,000	100%	$250,000	100%

Funds to be used for working capital purposes may be utilized for deposits, payment of services, business assets, equipment, furniture, general and administrative expenses, including but not limited to marketing, and advertising. If less than 50% of the Units are sold the estimated offering expenses, including but not limited to legal and accounting are to be paid first with the proceeds received. When they are paid the balance of any funds will be used for working capital. The intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving those plans. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term government securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

INVESTMENT CONSIDERATIONS

This Offering Circular contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

HISTORY AND BUSINESS

We were incorporated in the State of Maryland on June 22, 2009 and are a wholly owned subsidiary of Epic Corporation (OTC: EPOR) ("Epic") who is a record and beneficial owner of 500,000 shares of our common stock representing 100% of the issued and outstanding securities. Prior to June 2009, the Company had conducted no operations.

The temporary executive offices are at 79860 Tangelo, La Quinta, CA 92253, telephone ((760) 771-0036.

DISCRIPTION OF BUSINESS

We are a development stage company whose objectives in the next twelve months are (1) to complete the company's organization, (2) to negotiate the acquisition of Equity Interests in Healthcare Facilities in Florida and California, (3) to make small Loans to Healthcare Facility operators in Florida and California, and (4) to structure the Company's Equity Interests, Income sources, and shareholder base to meet the requirements to qualify as a self administered real estate investment trust.

Our Articles of Incorporation provide that the Company may engage in any lawful business including being a real estate investment trust ("REIT") under Section 856 through 860 of the Internal Revenue Coed of 1986, as amended. Our current intention is make the election to become a REIT in the year in which the Company meets the qualifications to become a REIT, has sufficient assets and the financial resources to pay the costs associated with being a REIT, and has the earnings and cash flow to pay out sufficient dividends to support a reasonable market price for the Company's common stock. If, at any time, within our discretion we determine that the Company is unable to meet the qualifications or the requirements set forth, we may cease trying to become a REIT. If we have made an election for the Company to become a REIT, we will not terminate the election, unless the sitting board of director's determines that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT.

Epic, our parent company, is a financial services company. It forms, organizes and develops growth companies; and due to the aging of the "baby boomers" and the current economic conditions, realized the potential for the Company.

Our plan of operation for the next 12 months is as follows:

1. Negotiate the acquisition of Equity Interests for primarily non cash consideration from one or more existing tenants in common and/or members of limited liability companies which currently own 4 skilled nursing facilities in Oklahoma which are operated and managed by subsidiaries of Senior Care Holdings, Inc., ("Holdings") a Florida Corporation and an affiliated of EPIC. The transactions will be exempt under Section 4(2) of the Securities Act of 1933;

2. Provide Loans to one or more of the operator/manager companies of 4 skilled nursing facilities in Oklahoma owned by Holdings; and

3. The non-cash consideration will be in the form of our convertible preferred stock and/or convertible debt of the Company, thus providing the current tenants in common or members with a cash return approximately equal to their current return.

In the event the cash from the offering by third parties is insufficient to provide $125,000 to pay for the costs of the Offering and working capital, and the $125,000 for the acquisition of Equity Interests and making Loans; Officers, Directors, Epic and affiliates of the Company, EPIC, and Holdings will purchase the Units. The Company primarily intends to acquire Equity Interests in Facilities operated and managed by subsidiaries of Holdings by using the Company's securities through private placements under Section 4(2) of the Securities Act of 1933. The Company believes it will raise additional cash through the exercises of the Class A, B and C Warrants.

Holdings, is a for profit wholly owned subsidiary of Senior Care Group, Inc., a Pennsylvania non profit corporation, which for more than 25 years has purchased, syndicated, managed and operated skilled nursing and assisted living facilities. It is now operating approximately 25 healthcare facilities, which include the 4 above reference facilities located in Oklahoma referred to as the Red River Facilities.

EPIC on behalf of the Company has commenced making contact and negotiating with some of the investors owning tenant in common interests in the Red River Facilities, which include the Oak Ridge, Four Seasons, Brookside, and Lake Country Nursing Centers. At this time no agreements have been reached.

The Oak Ridge Nursing Center is located in Durant, Oklahoma on 2.62 acres in a building approximately 40 years old and consisting of approximately 26,500 square feet with 104 beds. As of September 30, 2009 for the 1st quarter of the facility's fiscal year Net Revenues were $6,858,369 with a Net Loss of $16,172, which included rent paid to the owners of the facility of $224,400. The estimated value of the facility is $13,600,000.

The Four Seasons Nursing Center is located in Durant, Oklahoma on 3.2 acres in a building approximately 25 years old and consisting of approximately 27,500 square feet with 122 beds. As of September 30, 2009 for the 1st quarter of the facility's fiscal year Net Revenues were $1,283,374 with a Net Loss of $155,729, which included rent paid to the owners of the facility of $183,300. The estimated value of the facility is $6,500,000.

The Brookside Nursing Center is located in Madill, Oklahoma on 2 acres in a building approximately 35 years old and consisting of approximately 34,400 square feet with 140 beds. As of September 30, 2009 for the 1st quarter of the facility's fiscal year Net Revenues were $2,691,703 with a Net Income of $76,109, which included rent paid to the owners of the facility of $231,936. The estimated value of the facility is $8,000,000.

The Lake Country Nursing Center is located in Marietta, Oklahoma on 3 acres in a building approximately 20 years old and consisting of approximately 25,000 square feet with 92 beds. As of September 30, 2009 for the 1st quarter of the facility's fiscal year Net Revenues were $ 923,254 with a Net Income of $10,770, which included rent paid to the owners of the facility of 49,152. The estimated value of the facility is $6,500,000.

Underwriting Standards

The financing of any Healthcare Facilities or the acquisition of Equity Interests in Healthcare Facilities must meet the requirements and standards approved by the Company's Board of Directors. When possible, the consideration for acquiring Equity Interests from third parties will be non cash consideration in a private transaction under Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Our investment policies are controlled by our Board of Directors, but subject to the limitations provided in the Company's Articles of Incorporation and By-laws.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Our principal investment objectives are to maximize cash flow by (a) acquiring Equity Interests in Healthcare Facilities which receive rents under a master lease to a licensed operator and manager, and (b) receiving interest from making and/or purchasing promissory notes secured by mortgages or deeds of trust on Healthcare Facilities.

Basic Investment Criteria

Our policy is that, for any acquisition of an Equity Interest in a Healthcare Facility, the to be acquired Equity Interest must provide a net cash flow of no less than 10% per annum based on the purchase price. Other circumstances to consider in making an equity purchase or loan could include, but not be limited to, at least one independent appraisal which establishes the value of the real estate, that the real estate produces income with a positive cash return, after payment of all expenses and reserves and other conditions.

Principal Investment Objectives

Our real estate investment activity will be in the acquisition of Equity Interests in Healthcare Facilities and making Loans on Healthcare Facilities in California and Florida. Such investments will be subject to review and approval by a Committee, appointed by the board, based upon investment criteria developed by the Committee and approved by the Board. Factors affecting the number and location of projects will include the ability of the Company to exchange its securities for Equity Interests and the amount of the proceeds from future offerings. In selecting any investment the Committee will take into consideration the location, age and type of property, expected or actual rents, duration and other terms of leases, financial and business standing of the licensed operating and management companies, expected renovation costs, fixed charges, land values, and physical condition of existing projects.

The Company while it is looking for suitable investments in Equity Interests will invest its funds on a temporary basis in but not limited to bank repurchase agreements; open ended money market funds, other short-term liquid investments, or liquid government guaranteed mortgage related securities.

Issuance of Senior Securities

The Company's Articles of Incorporation (the "Articles") provide for a class of preferred stock which may be issued from time to time in one or more series, with the designation and total number of shares of any such series being fixed by the Board. In addition, the Board is authorized to fix or alter the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares. No consent or vote of approval of the Company's shareholders is necessary. There is no currently issued and outstanding preferred shares; however, the Company plans to seek the acquisition of Equity Interests with preferred stock when possible.

Barrow Money

The Company has a policy of borrowing only such sums of money as may be required for the purchase of Equity Interests in Healthcare facilities. Such loans may be unsecured or may be secured by acquired Equity Interests. From time to time the board of directors may determine it is necessary to borrow funds on an unsecured basis to facilitate the acquisition of Equity Interests until invested funds in certificates of deposit, government securities or similar type investments may mature and be used to payoff such loans. Unsecured loans generally must be paid back earlier than long term loans, and, in order to payoff a unsecured loan, the Company may be forced to liquidate or sell one of its investments at an undesirable time.

The Board desires to purchase Equity Interests by exchanging the Company's securities or investing cash for as much as the Board determines the Company's financial condition will allow, and yet provide for a predetermined expected or anticipated annual rate of return on the amount of the cash invested. The Board anticipates that the Company will generally finance any real property acquisitions either subject to existing financing arrangements or with funds borrowed from either the seller or a lending institution at market interest rates and on other conditions that prevail at the time of funding or closing. The company will secure such borrowings with a first deed of trust or mortgage or by providing one lender with a first deed of trust or mortgage and another with a junior deed of trust or mortgage. The Board's policy, by way of putting an upward limit on the amount of any borrowings on real estate owned or purchased by the Company, is that the total amount of junior and senior debt shall not exceed 75% of the appraised value as determined by an independent appraiser.

The Company may execute mortgages or deeds of trust securing payment of promissory notes which call for balloon payments of floating or renegotiable interest rates. In the case of promissory notes calling for ballon payments, the Company could end up losing the property through foreclosure on the trust deed unless the Company (1) has the capital resources to make such payments when they come due; (2) can obtain or renegotiate a new loan; or (3) sell the property. It may be that at the time the balloon payment comes due, the market conditions are such that the Company can not raise additional capital, obtain or renegotiate a new loan, or sell the property at a profit or loss. In the case of variable or renegotiable interest rate notes, the Company may be required to pay interest higher on a particular loan than had been anticipated thereby causing not only a loss in revenues, but also may require a continual investment of capital to pay the interest or all of the expenses involved with the project. In the ultimate case, if the revenue was not sufficient to pay the interest and the Company did not have the capital to pay it, the Company could be forced to sell the property at a loss or have it foreclosed upon.

Any of the above indebtedness may be in the form of temporary or permanent financing from banks, institutional investors and other lenders and would normally be secured by deeds of trust, mortgages or other interests in the real property owned by the Company. Recourse for any such indebtedness may be limited to the particular property to which the indebtedness relates, but recourse on such loans would normally include all assets of the Company, except as may otherwise be provided for by law. The shareholders of the Company would not be responsible for any of the indebtedness of the Company, because the Shares are non-assessable.

Loans

It is the policy of the Board to make no loans to any person or organization other than to fund Healthcare Facilities.

Investments In Other Securities

The Articles provide that the Company shall not invest more than 25 % of the value of its total assets in investments other than cash, cash items, real estate assets, and Government securities (the "Qualified Investments"), and that no more than 5 % of its total assets may consist of securities of anyone issuer which is not a Qualified Investment. In addition, the Articles provide that the Company may not own more than 10 % of anyone issuer which is not a Qualified Investment. The Articles further provide that the preceding percentage ownership may change from time to time in conformance with the Code, the rules and regulations promulgated under the Code and any amendments thereto with respect to the Company being able to qualify as a real estate investment trust under the Code.

The Company has no present intention of investing in any securities which would not be Qualified Investments, but the Board may change such policy in the future if it determines that such an investment would be of value or benefit to the Company. Such an investment could be of benefit if the issuer were engaged in a business that provides a service to the real estate industry but is not a Qualified Investment and such service can be used by the Company or one of the Company's property managers. The criteria for determining such an investment would be based upon many of those discussed throughout the discussion on "Investments In Other Real Estate Assets". The total amount investments in such non-qualified investments would be no more than 25% of the total value of the Company's assets, and would be no more than 10% of the equity of the other company, and could be in the form of common stock, preferred stock, bonds, notes or other common type investments. Such investments could be in private or public entities, but any such investment shall not violate the Articles as set forth in the above paragraph.

Repurchase of Shares

The Board has established a policy that the Company will not repurchase any of its securities issued prior to this offering, but that the Company may, from time to time in the discretion of the Board, repurchase securities offered herein to the public, when the Board believes in "good faith" that it is necessary to do so to prevent hardship to a public shareholder or his estate and there is no other buyer for the Company's securities or another buyer is not willing to pay what the Board considers a reasonable price. The Board will not repurchase any of its securities at any time unless the Company has adequate cash available to meet all of its obligations after such repurchase or would otherwise impair the Company's financial position. No repurchase will be made if the Company has no current earnings, earned surplus or paid in surplus. There will be no commission on the Company repurchasing Shares of the Company.

Underwrite Securities Of Other Issuers

The Articles further provide that the Company may not engage in underwriting or agency distribution of securities issued by others; thus preventing the Company from underwriting the securities of other issuers.

Engage In The Turnover Of Investments

The Articles prohibit the Company from establishing a policy of engaging in the purchase and sale of Qualified Investments as a trader rather than for investment purposes, and any change or amendment of this provision would require the consent of a majority of the outstanding Shares.

To Offer Securities In Exchange For Property

The Board has a policy that it will not generally issue securities of the Company in exchange for property other than Equity Interests, or the purchase of Healthcare Facilities.

INVESTMENT POLICIES OF ISSUER

The Board has established certain policies with regard to financing its business and its use of financial resources, and the Board may not change its policies without requesting the consent of the Shareholders, except as otherwise provided in the Articles of Incorporation or the Company's Bylaws.

Operation of Projects

The Company will enter into a master lease with a licensed operating and management company (the "Manager") to the Company owned Healthcare Facilities.

Investment Loans

The Company's objectives is to loan funds on Healthcare Facilities secured by mortgages or deeds of trust. The Loans may be secured by a first or junior deed of trust or mortgage on Healthcare Facilities. The term of any loan will range from four to ten years, with monthly payments of principal and interest. Such payments of principal and interest may be for the full payment of the principal and interest over the term of the loan or for a longer period of time. The Company intends to hold all Notes until paid off and then reinvest the principal of the Notes in new projects or new Notes. The Company does not contemplate ever discounting the Notes, but if the Company lacks liquidity and had minimal reserves the Company may attempt to discount the Notes.

None of the loans to be made by the Company will be guaranteed or insured by any government or government agency. The Company will not make construction loans.

Disposition of Projects

The Company does not anticipate disposing of its investments. The actual time of sale of an investment will depend upon a variety of factors, not presently capable of prediction, including the future value of the property and the availability of buyers and buyers' financing, as well as the operating results of each project and the relative merits of continued operation as opposed to sale.

The Company anticipates that most sales will be for cash, but there may be occasions when it is preferable to sell on a deferred payment basis, particularly if the Company can sell for a more favorable price or if it is deemed worthwhile to satisfy the provisions for reporting of installment sales pursuant to the Internal Revenue Code and if collection of the deferred payment can be adequately secured or otherwise assured to the satisfaction of the Company.

Investments In Other Real Estate Assets

The Company may, from time to time invest in securities of or interests in persons who own Healthcare Facilities (See "Principal Investment Objectives"). Such investments could include common stock or shares of beneficial interest in other real estate investment trusts, interests in limited or general partnerships, limited liability companies, or participation in joint ventures. The Company would not invest in another real estate investment trust for the purpose of obtaining control. In investing in the securities of or interests in these entities the Board will take into consideration, but not be limited to, the history and experience of such organization or entity as well as the type of activity it is to engage or is engaged in, its financial strength, its members or associates, the location of its activities, and the amount of its actual or expected gross and net revenue.

Reserves

The fundamental concept and policy of the Board, based upon the experience of each of its members, is that the Company must at all times maintain adequate reserves to provide "staying power" and maintain the financial strength of the Company.

Dividends

The Board, once the Company qualifies as a real estate investment trust, will establish a policy of declaring dividends from the Company's taxable income, either as ordinary income or capital gain, to the extent required by the Internal Revenue Code and the regulations there under to qualify the Company as a real estate investment trust. In the event the Company does not qualify or for what ever reason fails to qualify as a real estate investment trust, the Board in the exercise of their discretion may declare dividends to the extent they deem appropriate taking into account the financial commitments and requirements of the Company.

Environmental Laws

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations or special medical properties. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability for such costs could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce revenues.

Labor Relations

We have no full time employees at this time and are not subject to any labor contracts.

Material Shortages

We do not anticipate that the Company will be subject to any material shortages within the next 12 months.

Cyclicality

We do not anticipate the Company's business will be subject to cyclical variations with in the next 12 months.

Competition

The business in which we are engaged is highly competitive; and our competitors have greater financial strength and longer history.

Employees

We currently have two part time consultants and no full time employees.

DISCRIPTION OF PROPERTY

We currently do not own or rent any property. We are now are sharing offices with our parent company at no cost.

SELECTION, MANAGEMENT AND CUSTODY OF ISSUER'S INVESTMENTS

The Company intends to maintain title to all of its investments in its own name and anticipates that it will be presented with investment opportunities in Qualified Investments by independent parties and by affiliated persons. Additionally, the Company anticipates that for any servicing, sales, maintenance, leasing, and insurance purchases to insure any of its investments it will contract with either qualified independent persons or companies or with affiliates of the Company. The Company has not entered into any contract, agreement or understanding with regard to any of such services or activities with any party whether independent or affiliate, when the Company does enter into a contract or other arrangement for such services it will do so only on the basis that the party to perform the services is competent to do so and its compensation is competitive and in accordance with the market in an arms length transaction.

Investment Advisory Services and Annual Expenses

The Board will select the Committee to manage and advise it concerning its investments, and for the immediate future, there is no intention to enter into an investment advisory agreement. The Committee will study and review all investments proposed to the Company and make recommendations to the Board for their approval. At some time in the future when the Company has more assets to manage it is probable that the Company will contract for investment advice. The Company's Bylaws provide that before the Board may enter or renew a contract for investment advisory services it must evaluate the performance of the advisor and determine that the advisor possesses sufficient quallfications to perform the advisory function and to justify the compensation provided for in its contract with the Company. In addition, any contract with an investment advisor must be terminable at will by both the Company and the advisor upon giving 60 days written notice. The Board, in entering any investment advisory contract, will limited to the amount of compensation the Company can pay for such services.

ACTIVITIES AND TRANSACTIONS WITH AFFILIATES

Neither the Articles, the Bylaws, or the Board have placed any limitation on the outside business activities of the members of the Board or officers of the Company, whether similar in nature to the business of the Company or not.

The Bylaws do provide that the Company shall not engage in transactions with a director, officer, or any person affiliated with such person, except to the extent that each such transaction has, after disclosure of such affiliation, been approved or ratified by the affirmative vote of a majority of the directors not affiliated with the person who is party to the transaction. In addition, the transaction is fair and reasonable to the Company and its Shareholders and the terms of such transaction are at least as favorable as the terms of any comparable transaction made on an arms length basis and known to the directors.

ALTERNATE PLAN OF OPERATION

In the event that the Company should fail to qualify as a REIT under the Internal Revenue Code, the Company would continue its business as a real estate company engaged in the acquisition of Equity Interests in Healthcare Facilities, and making Loans to the owners of operators of Healthcare Facilities. The investment policies and criteria with regard to its properties would not change. The significant change would be in the amount of dividends that would be paid in cash. In lieu of cash dividends the Company would consider paying non-taxable stock dividends that could be sold by the shareholders. There of course would be no assurance that the Company could or would declare any dividends whatsoever.

TAX TREATMENT OF ISSUER AND ITS SECURITY HOLDERS

Federal Income Tax Considerations

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our debt and equity securities, if the Company, at a future time, should become a qualified REIT, is for general information only and is not tax advice. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding shares of common stock as part of a hedging, integrated conversion, or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States). Until the time the Company qualifies and makes an election to be a REIT, we will be subject to federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders.

This summary does not discuss all of the aspects of U.S. federal income taxation that could be relevant to you when the Company elects to become a REIT in light of your particular investment or other circumstances at that time. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary.

General

If we elected to be taxed as a real estate investment trust commencing with our first taxable year in which we qualify. We intend to continue to operate in such a manner as to qualify as a REIT thereafter, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT will depend upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to income, assets, distribution level and diversity of share ownership as discussed below under "Qualification as a REIT." There can be no assurance that we will be owned and organized and will operate in a manner to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite making a REIT election, we may be subject to federal income and excise tax as follows:

- To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates:

- We may be subject to the "alternative minimum tax" (the "AMT") on certain tax preference items to the extent that the AMT exceeds our regular tax;

- If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, such income will be taxed at the highest corporate rate;

• Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;

• If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;

• If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and

• We will be subject to a 100% tax on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See "Qualification as a REIT — Investments in Taxable REIT Subsidiaries."

If we acquire any assets from a corporation, which is or has been a "C" corporation, in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the ten-year period beginning on the date on which the assets were acquired by us, then, to the extent of the assets' "built-in gain" (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the ten-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a "C" corporation elected REIT status or a REIT acquired the assets from a "C" corporation), were not treated as sold to an unrelated party and gain recognized.

Qualification as a REIT

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Our Articles of Incorporation and By-Laws, provided we become a qualified REIT, provides for restrictions regarding ownership and the transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We will, if and when qualified, comply with the regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirements, we would be treated as having met the Five or Fewer Requirement. However, if we fail to comply with these regulatory rules, we would be subject to a monetary penalty. If our failure to comply would be due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We could own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT, and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "Asset Tests."

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below.

Income Tests. There are two separate percentage tests relating to sources of gross income that we mould have to satisfy for each taxable year.

- At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.

- At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from taxable REIT subsidiaries) and interest.

Generally, any foreign currency gain derived by us from dealing, or engaging in substantial and regular trading, in securities will constitute gross income which does not qualify under the 95% or 75% gross income tests.

Rents received will qualify as "rents from real property" for purposes of satisfying the gross income tests or a REIT only if several conditions are met:

- The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

- Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.

- If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

- For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

• For taxable years beginning after July 30, 2008, a REIT may lease qualified health care property (as defined in Internal Revenue Code section 856(e)(6)(D)) on an arm's-length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who is an eligible independent contractor (as defined in Internal Revenue Code section 856(d)(9)(A)). Generally, the rent that the REIT receives from the taxable REIT subsidiary will be treated as "rents from real property."

For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

If we should fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we could nevertheless qualify as a REIT for such year if we were eligible for relief. For taxable years beginning after October 22, 2004, these relief provisions generally will be available if (1) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income, and (2) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

Asset Tests. Within 30 days after the close of each quarter of our taxable year, we would be required to satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote (the "10% vote test") or value (the "10% value test") of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 20% (25% for taxable years after 2008) of the total assets may be represented by securities of one or more taxable REIT subsidiaries (the "20% asset test") (the "25% asset test" for taxable years after 2008) and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the "5% asset test"), another REIT or a taxable REIT subsidiary. Each of the 10% vote test, the 10% value test and the 20% (25% for taxable years after 2008) and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

For taxable years beginning after December 31, 2000, certain items are excluded from the 10% value test, including: (1) straight debt securities of an issuer (including straight debt that provides certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a "related person"; (4) any obligation to pay rents from real property; (5) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security ("excluded securities"). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its taxable REIT subsidiary, holds (1) straight debt securities of a corporate or partnership issuer and (2) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer's outstanding securities, the straight debt securities will be included in the 10% value test.

For taxable years beginning after December 31, 2000, a REIT's interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (1) to the extent of the REIT's interest as a partner in the partnership and (2) if at least 75% of the partnership's gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For taxable years beginning after October 22, 2004, for purposes of the 10% value test, a REIT's interest in a partnership's assets is determined by the REIT's proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

With respect to corrections of failures for violations of the 10% vote test, the 10% value test or the 5% asset test, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the Internal Revenue Service that describes the non-qualifying assets.

Investments in Taxable REIT Subsidiaries. For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we would own an interest would be allowed to jointly elect to treat such entity as a "taxable REIT subsidiary."

Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Any taxable REIT subsidiary would attempt to minimize the amount of these taxes, but there can be no assurance whether or not the measures taken would be successful. To the extent any taxable REIT subsidiary is required to pay federal, state or local taxes, the cash available for distribution as dividends to the Company will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arm's-length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% tax.

Annual Distribution Requirements. In order to avoid being taxed as a regular corporation, we would be required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (1) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (2) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we world not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (1) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (2) the payment of severance benefits that may not be deductible to us. In the event that timing differences occur, we could find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we could be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we could be able to avoid being taxed on amounts distributed as deficiency dividends; however, we would be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency dividend distributions.

The Internal Revenue Service recently issued Revenue Procedure 2008-68, which provides temporary relief to publicly traded REITs seeking to preserve liquidity by electing cash/stock dividends. Under Revenue Procedure 2008-68, a REIT may treat the entire dividend, including the stock portion, as a taxable dividend distribution, thereby qualifying for the dividends-paid deduction, provided certain requirements are satisfied. The cash portion of the dividend may be as low as 10%. The Revenue Procedure applies to dividends declared on or after January 1, 2008, and with respect to a taxable year ending on or before December 31, 2009.

Failure to Qualify as a REIT

If we were to fail to qualify for taxation as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we failed to qualify would not be deductible nor would any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

In addition to the relief described above under "Income Tests" and "Asset Tests," relief can also be available in the event that we would violate a provision of the Internal Revenue Code that resulted in our failure to qualify as a REIT if: (1) the violation is due to reasonable cause and not due to willful neglect; (2) we pay a penalty of $50,000 for each failure to satisfy the provision; and (3) the violation does not include a violation described under "Income Tests" or "Asset Tests" above. It is not now possible to determine the circumstances under which we would be entitled to the benefit of these relief provisions.

Federal Income Taxation of Holders of Our Stock

Treatment of Taxable U.S. Stockholders. The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a holder of shares of stock who, for United States federal income tax purposes, is:

• a citizen or resident of the United States; for that year and if paid on or before the first regular distribution payment after such declaration.

• a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

• an estate, the income of which is subject to United States federal income taxation regardless of its source; or

• a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

So long as we would qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years ending after May 6, 2003 through December 31, 2010, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 15%. Except in limited circumstances, this tax rate would not apply to dividends paid by a REIT, because generally a REIT is not subject to federal income tax on the portion of a REIT taxable income or capital gains distributed to its stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received that are attributable to: (1) dividends received by a REIT from non-REIT corporations or other taxable REIT subsidiaries; (2) income from the prior year with respect to which a REIT was not required to pay federal corporate income tax during the prior year (if, for example, the REIT did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed and accumulated in a non-REIT year. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which stock in the REIT is held. However, if a shareholder is a corporation, it may be required to treat a portion of some capital gain dividends as ordinary income.

If we were to elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains, and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You would not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month would be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We would be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "General" and "Annual Distribution Requirements" above. As a result, you could be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" would be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of what was our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits would not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares. You would be required to reduce the tax basis of your shares by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock were held as capital assets. The tax basis thus reduced would be used in computing the capital gain or loss, if any, realized upon any sale of the shares. Any loss upon a sale or exchange of shares which were held for six months or less (after application of certain holding period rules) would generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you would generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares. This gain will be capital gain if you held these shares as a capital asset.

If we redeemed any of your shares, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you would recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption: (1) results in a "complete termination" of your interest in all classes of our equity securities; (2) is a "substantially disproportionate redemption"; or (3) is "not essentially equivalent to a dividend" with respect to you. In applying these tests, you would take into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also would take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered "not essentially equivalent to a dividend" and, thus, would result in gain or loss to you. However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and if you were to rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds that would be received by you from the redemption of your shares would be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption were taxed as a dividend, your adjusted tax basis in the redeemed shares would be transferred to any other shareholdings in us that you then owned. If you were to own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year would be taxed at a maximum long-term capital gain rate, which is currently 15%. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

Treatment of Tax-Exempt U.S. Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they could be subject to taxation on their unrelated business taxable income ("UBTI").

The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of the Exempt Organization's income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that would own more than 10% of our stock would be required to treat a percentage of our dividends as UBTI. This rule would apply to a pension trust holding more than 10% of our stock only if: (1) the percentage of our income that is UBTI (determined as if we were a pension trust) would be at least 5%; (2) we qualified as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust; and (3) either (i) one pension trust would own more than 25% of the value of our stock, or (ii) a group of pension trusts would individually hold more than 10% of the value of our stock then collectively own more than 50% of the value of our stock.

Backup Withholding and Information Reporting. Under certain circumstances, you could be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding would apply only if you: (1) failed to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnished an incorrect taxpayer identification number; (3) were notified by the Internal Revenue Service that you failed to properly report payments of interest or dividends; or (4) failed to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding would not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder would be allowed as a credit against such stockholder's United States federal income tax liability and would entitle such stockholder to a refund, provided that the required information was provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Taxation of Foreign Stockholders.

The following summary applies to you only if you are a foreign person.

The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations. Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally would be subject to U.S. with-holding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you filed with us the required form evidencing the lower rate.

In general, you would be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion would apply to foreign stockholders whose investment in us was not so effectively connected. We would expect to withhold United States income tax, as described below, on the gross amount of any distributions that would be paid to you unless (1) you filed an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" or (2) certain other exceptions that would apply.

Distributions by us that would be attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if those distributions were gains "effectively connected" with a United States trade or business. Accordingly, you would be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Distributions that would be subject to FIRPTA could also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption. We would be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we were to designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, would be treated as capital gain dividends for purposes of withholding.

For taxable years beginning after October 22, 2004, any capital gain dividend with respect to any class of stock that was "regularly traded" on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Once this provision takes effect, foreign stockholders generally would not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes including any capital gain dividend would be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will no longer apply to such distributions.

Unless our shares would constitute a "United States real property interest" within the meaning of FIRPTA or would be effectively connected with a U.S. trade or business, a sale of our shares would generally not be subject to United States taxation. Our shares would not constitute a United States real property interest if we were to qualify as a "domestically controlled REIT." We would, and would expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you were a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you would be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you would not be required under FIRPTA to withhold on the purchase price if the purchased shares were "regularly traded" on an established securities market or if we were a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting would generally not apply to distributions that would be paid to you outside the United States that are treated as: (1) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (2) capital gains dividends; or (3) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds from the sale of stock within the United States or conducted through certain U.S. related financial intermediaries would be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she was not a U.S. person (and the payor did not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You could obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

U.S. Federal Income Taxation of Holders of Depositary Shares

Owners of our depositary shares would be treated as if you were owners of the series of preferred stock represented by the depositary shares. Thus, you would be required to take into account the income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock.

Conversion or Exchange of Shares for Preferred Stock. No gain or loss would be recognized upon the withdrawal of preferred stock in exchange for depositary shares and the tax basis of each share of preferred stock would, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged. If you held your depositary shares as a capital asset at the time of the exchange for shares of preferred stock, the holding period for your shares of preferred stock will include the period during which you owned the depositary shares.

U.S. Federal Income and Estate Taxation of Holders of Debt Securities

The following is a general summary of the United States federal income tax consequences and, in the case that you became a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, by purchasing, owning and disposing of debt securities that could be periodically offered under one or more indentures (the "notes"). This summary assumes that you would hold the notes as capital assets, applies only if you were the initial holder of the notes and you acquired the notes for a price equal to their issue price. The issue price of the notes is the first price at which a substantial amount of the notes would be sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

U.S. Holders

The following summary applies to you only if you are a U.S. holder, as defined below.

Definition of a U.S. Holder. A "U.S. holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

• an estate, the income of which is subject to United States federal income taxation regardless of its source; or

• a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

Payments of Interest. Stated interest on the notes generally would be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Sale, Exchange or Other Disposition of Notes. The adjusted tax basis in your note acquired at a premium would generally be your cost. You generally would recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

• the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under "Payments of Interest" above; and

• your adjusted tax basis in the notes.

Your gain or loss generally would be capital gain or loss. This capital gain or loss would be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses could not be used to offset any ordinary income.

Backup Withholding and Information Reporting. In general, "backup withholding" would apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-corporate U.S. holder and: (1) failed to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnished an incorrect taxpayer identification number; (3) were notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) failed to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments would be reported to you and to the Internal Revenue Service for each calendar year. You should then consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and will be credited against your U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary would apply to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a "non-U.S. holder").

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that could be relevant to them.

U.S. Federal Withholding Tax. Subject to the discussion below, U.S. federal withholding tax would not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that:

• you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

• you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

• such interest is not effectively connected with your conduct of a U.S. trade or business; and

• you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:

• us or our paying agent; or

• a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

• if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;

• if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

• look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you were a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you could not satisfy the portfolio interest requirements described above, payments of interest would be subject to the 30% United States withholding tax, unless you provided us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation could be applicable in certain circumstances.

If you were engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you would be required to pay United States federal income tax on that interest on a net income basis (although you would be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you were a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

Sale, Exchange or other Disposition of Notes. You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

• in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;

• you are subject to tax provisions applicable to certain United States expatriates; or

• the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States, and gain with respect to your notes is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

U.S. Federal Estate Tax. If you were an individual and were not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes would generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively 10% or more of the total combined voting power of all our classes of stock entitled to vote, or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting. Backup withholding would not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you provide the required certification that you are a non-U.S. holder as described in "U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent had actual knowledge that you were a U.S. holder, as described in "U.S. Holders" above. We or our paying agent would, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes could be subject to information reporting and backup withholding tax. If you were to sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

• is a U.S. person, as defined in the Internal Revenue Code;

• derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

• is a "controlled foreign corporation" for U.S. federal income tax purposes; or

• is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

U.S. Federal Income and Estate Taxation of Holders of Our Warrants

Exercise of Warrants. You would not generally recognize gain or loss upon the exercise of a warrant. Your basis in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant would be equal to the sum of your adjusted tax basis in the warrant and the exercise price paid. Your holding period in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant would not include the period during which the warrant was held by you.

Expiration of Warrants. Upon the expiration of a warrant, you would recognize a capital loss in an amount equal to your adjusted tax basis in the warrant.

Sale or Exchange of Warrants. Upon the sale or exchange of a warrant to a person other than us, you would recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the warrant. Such gain or loss would be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. Upon the sale of the warrant to us, the Internal Revenue Service may argue that you should recognize ordinary income on the sale. You are advised to consult your own tax advisors as to the consequences of a sale of a warrant to us.

Potential Legislation or Other Actions Affecting Tax Consequences

Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us could be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of September 30, 2009, and (ii) as adjusted to reflect the sale by the Company of a maximum 1,000 Units at an assumed initial public offering price of One Hundred Dollars ($100.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Class A through Class C have been exercised.. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

	Actual	Adjusted[1] 50% Units Sold	75% Units Sold	100% Units Sold
Shareholders' equity				
Common Stock, $0.001 state value, 90,000,000 shares authorized, .5, 1, 1.25 and 1.5 Million shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold	$ 500	$ 1,000	$ 1,250	$ 1,500
Class A Warrants @ $0.90	-	500	750	1,000
Class B Warrants @ $1.10	-	500	750	1,000
Class C Warrants @ $1.20	-	1,000	1,250	2,000
Additional Paid-In Capital	9,500	2,332,000	3,493,500	4,654,500
Retained earnings	-	-	-	-
Current Net Income (Loss)	-	-	-	-
Total Shareholders' Equity	$10,000	$2,335,000	$3,497,500	$4,660,000
Total Capitalization	$10,000	$2,335,000	$3,497,500	$4,660,000

[1] The total number of shares issued and outstanding before adjustment is 500,000 and after adjustment for the number of shares in the Units sold (1,000,000, 1,250,000 and 1,500,000 shares, respectively) and the exercise of the of the same proportion of the Class A, B, and C Warrants (2,500,000, 3,500,000 and 5,500,000 shares, respectively).

DILUTION

The net tangible book value of the Company at September 30, 2009 was $10,000, or $0.020 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 10,000 Units offered hereby (Without deducting amy underwriting discounts and commissions and estimated offering expenses of $50,000) at the offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of any or all warrants, would have been $260,000 or $0.1733 per share. This represents an immediate increase in net tangible book vale of $0.1533 per share to existing stockholders and a decrease of $0.07667 per share to the purchasers of the units. With the exercise of the Class A through C Warrants the net tangible book value would be $4,660,000 or $0.847 per share. This represents an immediate increase in net tangible book value of $0.674 per share to existing stockholders, and a decrease of $0.0527, $0.2527 and $0.3527 for those who exercised the Class A through Class C Warrants, respectively The following table illustrates the per share dilution:

Offering

Assumed initial public offering price per share	$ 0.25
Net tangible book value before offering	0.02
Increased book value per share attributable to new investors	0.1533
Pro forma net tangible book value after offering	0.1733
Net tangible book value dilution to new investors	0.0767
Increased book value per share attributable to Warrants	0.674
Net Tangible book value per share after exercise of Warrants, etc.	$ 0.847

The following table sets forth, on a pro forma basis, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Class A through Class C Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $25 per Unit which is allocated to the share of common stock within the Unit before deducting any underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		**Total Consideration Paid**		**Average Price**
	Number	**Percent**	**Amount**	**Percent**	**per share**
Existing Shareholders	500,000	33.3%	$ 10,000	3.85%	$ 0.02
New Investors	1,000,000	66.7%	250,000	96.15%	0.25
Total	1,600,000	100%	$ 260,000	100%	

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, President, Chief Executive Officer and Chief Financial Officer
Leticia I. Tucker	Director/Secretary/Treasurer
Dennis Kaliher	Director/Vice President

Ronald S. Tucker, 70, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with Tensleep Corporation (OTC:TENS), now EPIC Corporation (OTC:EPOR); since 1997 Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 67, is a Director and is the Secretary/Treasurer of the Company and Tensleep Corporation, now EPIC Corporation, and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Dennis E. Kaliher, age 72, is a founder, Director and Vice President of EPIC since its inception, and now is a director and officer of Tensleep Wireless, and Tensleep Financial. He has more than thirty years of experience in telecommunications and semiconductor product design, engineering, marketing and corporate management. Mr. Kaliher has participated in the growth of data modems, fax modems and other communications devices for the telecommunications industry. Mr. Kaliher received his BEE from the University of Minnesota.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

REMUNERATION OF DIRECTORS AND OFFICERS

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

Qualified and Non Qualified Stock Options

Our board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 1,000,000 and 1,000,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document no qualified or non qualified options have been granted.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2010.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Maryland law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. To the Extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

INTEREST OF MANAGEMENT AND OTHERS IN CERATAIN TRANSACTIONS

Five Hundred Thousand (500,000) of our Common Shares have been issued to EPIC Corporation in consideration of a cash investment of $10,000, but there have been no transactions with management or others than EPIC Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND BENEFICIAL OWNERSHIP

The Company, as of June 30, 2009, had 500,000 shares of its common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds of record or is known by Management to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors individually, and as a group. The Shareholders listed below have sole voting and investment power.

OWNERSHIP

Name	Number of Shares	Percent of Outstanding
EPIC Corporaiton[1]	500,000	100%
Officers and Directors as a group	-0-	-0-
Total Issued and Outstanding	500,000	100%

[1] Ronald S. Tucker is a controlling shareholder of R Tucker & Associates, Inc., a controlling shareholder of EPIC corporation.

Directors & Officers

Name	Number of Shares	Percent of Outstanding

Ronald S Tucker[1]	500,000	100%
Leticia I Tucker[1]	500,000	100%
All Directors & Officers As a Group(3)	500,000	100%

1 These shares are in fact owned by EPIC Corporation, and a controlling shareholder is R Tucker & Associates, Inc. and whose controlling shareholders are Ronald S. and Leticia I. Tucker.

Options

The Company has issued no options at this time.

SECURITIES BEING OFFERRED AND DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 90,000,000 authorized shares of common stock, with a par value of $0.001 per share ("Common Stock"), and 10,000,000 shares of preferred stock, with a par value $0.001 per share ("Preferred Stock").

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

The Company has no Transfer Agent and Registrar at the present time, but our present intention, at a future time, is to appoint Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have outstanding approximately 1,500,000 shares of its Common Stock not including un-exercised warrants. All Common Stock included in the Investment Units offered hereby will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All of the shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act ("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[4], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[5]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[6].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[7].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[8]:

- there is adequate current public information available about the issuer[9];
- if the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[10], or
- if the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[11];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[12];
- The securities are sold through a brokers' transaction or a transaction directly with a market maker[13],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make an payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[14];
- the brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[15]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price in excess of $50,000[16].

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. We cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of

[4] Rule 144(c)(1)
[5] Rule 144(d)(1)(i)
[6] Rule 144(b)(1)(i)
[7] Rule 144(b)(1)(ii)
[8] Rule 144(b)(2)
[9] Rule 144(c)(1)
[10] Rule 144(d)(1)(i)
[11] Rule 144(d)(1)(ii)
[12] Rule 144(e)(1)
[13] Rule 144(f)(1)
[14] Rule 144(f)(2)
[15] Rule 144(g)
[16] Rule 144(h)

substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

PLAN OF DISTRIBUTION

Offering of Investment Units

The Offering will expire at 8:00 p.m. Eastern Standard Time, on March 31, 2010 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

The investment units are being offered and sold by officers and directors of the Company. They are not subject to statutory disqualification and are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; they have not been associated with a broker or dealer; they perform substantial duties for and on behalf of the issuer other than the transactions in the securities; they were not associates of or were not a broker or dealer within the preceding 12 months; and they have not participated in the selling or offering of securities of an issuer more than once every 12 months.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See "Method of Payment for Subscriptions".

The Shares purchased in the Offering acquired by exercising the Class A, B and C Warrants will be freely transferable except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company or the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issued and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933(the "Act").

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Stock Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $0.15 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, (ii) and promote liquidity in the Common Stock subsequent to the Offering.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in a separate bank account before transferring the funds to its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Austin, Texas time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Austin, Texas time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of June 30, 2009, there were 500,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing un audited or audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

SENIOR CARE COMMUNITIES TRUST, INC.

FINANCIAL STATEMENTS

September 30, 2009

(From inception June 22, 2009)

SENIOR CARE COMMUNITIES TRUST, INC.

BALANCE SHEET AS OF

September 30, 2009
(From inception June 22, 2009)

ASSETS

	2009
CURRENT ASSETS	
Cash	$ 10,000
TOTAL OTHER ASSETS	10,000
TOTAL ASSET	$ 10,000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009
LIABILITIES	
	$ -
TOTAL LIABILITIES	-
STOCKHOLDERS' EQUITY	
Common stock, 500,000 shares issue and outstanding, $0.001 par value	500
Additional paid-in capital	9,500
TOTAL STOCKHOLDERS' EQUITY	10,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,000

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES TRUST, INC.

STATEMENT OF OPERATIONS

FROM INCEPTION (June 22, 2009) TO September 30, 2009

	2009
REVENUES	$ -
OPERATING EXPENSES	-
NET OPERATING INCOME (LOSS)	$ -

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES, INC..

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FROM INCEPTION (JUNE 22, 2009) TO September 30, 2009

	Date	Number of shares	Consideration	Common stock	Paid-in capital	Accumulated Deficit	Total
Balance at June 30, 2009		-		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	6/25/09	500,000	Cash	500	9,500	-	10,000
Balance at September 30, 2009		500,000		$500.00	$9,500.00	$ -	$ 10,000

See accompanying notes and accountant's compilation report

SENIOR CARE COMMUNITIES TRUST, INC.

STATEMENT OF CASH FLOWS

FROM INCEPTION (JUNE 22, 2009) TO September 30, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	$ -
Net Income (Loss)	-
Net cash provided by Operating Expenses	-
INVESTING ACTIVITIES	
Net cash provided by Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Stock	500
Paid–in-Capital	9,500
Total cash provided by Financing Activities	10,000
NET INCREASE (DECREASE) IN CASH	10,000
Cash beginning of Period	-
Cash end of Period	$ 10,000

See accompanying notes and accountant's compilation report.

SENIOR CARE COMMUNITIES TRUST, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SENIOR CARE COMMUNITIES TRUST, INC., a MARYLAND corporation, incorporated on June 2009, as a development stage company whose purpose is to finance and acquire real property, real estate assets, and interests in real estate as defined under Section 856 (c)(5)(B) and 856(c)(5)(C). In particular, the we proposes to acquire health care facilities as defined in Section 856(e)(6)(D)(ii) ("Healthcare Facilities").

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

NOTE 1: CAPITAL TRANSACTIONS

The Company was incorporated by Epic Corporation, and the Company issued Epic Corporation 500,000 shares of its common stock paid ten thousand dollars in cash ($10,000).

NOTE 2: CAPITAL FUNDING

The Company has decided to file an Offering Statement pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. This offering is composed of common stock and warrants. Such offering will result in dilution of the percentage ownership to Company's then existing stockholder. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 3.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company has established a qualified stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan reserves 1,000,000 shares of common stock for such a plan.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 1,000,000 shares of common stock be reserved for this plan.

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

First Name	M.I.	Last Name	Soc. Sec. Number

First Name	M.I.	Last Name	Soc. Sec. Number

Street Address

If held for a beneficiary, please indicate state of residence of the beneficiary.

City	State	Zip Code

Make check payable to: Senior Care Communities Trust, **Inc.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: Senior Care Communities Trust, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) ____________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

This Copy for Subscriber

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____

First Name M.I. Last Name Soc. Sec. Number

____

First Name M.I. Last Name Soc. Sec. Number

____

Street Address

If held for a beneficiary, please indicate state of residence of the beneficiary.

____

City State Zip Code

Make check payable to: Senior Care Communities Trust, **Inc.**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $25 per Unit = $__________.

Mail Check and Subscription to: Senior Care Communities Trust, Inc.
79860 Tangelo
La Quinta, CA 92253

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) ____________________

____

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

This Copy for Company

Until ______________________________, 1998 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

SENIOR CARE COMMUNITIES TRUST, INC

$250,000

10,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

____________, 2009

(LOGO HERE)

PART III

EXHIBITS

ITEM 1. Index to Exhibits.

(1) Underwriting Agreement.	Note Applicable
(2) Charter and By-Laws	
(a) Articles of Incorporation*	Page ___
(b) Bylaws*	Page ___
(3) Instruments Defining the Rights of Security-Holders	
(a) Stock Certificates*	Page ___
(b) Warrant Agreement and Certificate for Class A Warrants*	Page ___
(c) Warrant Agreement and Certificate for Class B Warrants*	Page ___
(d) Warrant Agreement and Certificate for Class C Warrants*	Page ___
(4) Subscription Agreement*	Page ___
(5) Voting Trust Agreement	Not Applicable
(6) Material Contracts	
1. Stock Option Plan*	Page ___
(7) Material Foreign Patents	Not Applicable
(8) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	Not Applicable
(9) Escrow Agreements	Not Applicable
(10) Consent	
1. Experts	Not Applicable
2. Underwriters	Not Applicable
(11) Opinion re Legality – Ronald S. Tucker, dated September 7, 2009*	Page ___
(12) Sales Material	Not Applicable
(13) "Test The Water" Material	Not Applicable
(14) Appointment of Agent For Services of Process	Not Applicable
(15) Additional Exhibits	Not Applicable

ITEM 2. Description of Exhibits

(2) Charter and By-Laws

(a) Articles of Incorporation*
(b) Bylaws *

(3) Instruments Defining the Rights of Security-Holders
(a) Stock Certificates*
(b) Warrant Agreement and Certificate for Class A Warrants*
(c) Warrant Agreement and Certificate for Class B Warrants*

(d) Warrant Agreement and Certificate for Class C Warrants*

(4) Subscription Agreement to be used in the purchase of common stock of the Issuer*.

(6) Material Contracts consist of the following:

(a) Stock Option Plan*

(11) Opinion re Legality – Ronald S. Tucker*

* Filed with Original Form

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, (a) to file any offering circular required by Section 10(a)(3) as post-effective amendments to the Offering Statement, (b) that for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment may be deemed to be a new Offering Statement relating to the securities offered therein and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, (c) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed, and (d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain at the termination of the offering.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of La Quinta, State of California, on December 30, 2009.

Senior Care Communities Trust, Inc.

BY ______________________________

Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	December 30, 2009
Leticia I. Tucker	Director, Secretary/Treasurer	December 30, 2009